FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated November 12, 2015 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the third quarter and three months ended September 30, 2015 and the delivery of the m/v New Orleans.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC. (registrant)

Dated: November 12, 2015	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2015

ANNOUNCES DELIVERY OF THE NEWLY BUILT CAPESIZE DRY BULK VESSEL M/V NEW ORLEANS AND
COMMENCEMENT OF TIME CHARTER CONTRACT WITH SWISSMARINE

ATHENS, GREECE, November 12, 2015 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $17.4 million and net loss attributed to common stockholders of $18.8 million for the third quarter of 2015, compared to net income of $7.7 million and net income attributed to common stockholders of $6.3 million reported in the third quarter of 2014.
Time charter revenues were $38.9 million for the third quarter of 2015, compared to $45.1 million for the same quarter of 2014. The decrease in time charter revenues was mainly due to decreased time charter rates in the quarter and was partly offset by revenues derived from the increase in ownership days resulting from the enlargement of our fleet.
Net loss and net loss attributed to common stockholders for the nine months ended September 30, 2015 amounted to $42.2 million and $46.5 million, respectively, compared to net loss and net loss attributed to common stockholders of $4.0 million and $7.7 million, respectively, for the same period of 2014. Time charter revenues were $119.4 million for the nine months ended September 30, 2015, compared to $129.4 million for the same period of 2014.
Delivery of the Newly Built m/v New Orleans and Commencement of Time Charter Contract with SwissMarine
The Company also announced that, on November 10, 2015, through a separate wholly-owned subsidiary, it took delivery of the m/v New Orleans (formerly Hull No. H1364), a 180,960 dwt newly built Capesize dry bulk vessel that the Company entered into an agreement to purchase in April 2015. As previously announced, the m/v New Orleans is time chartered to SwissMarine Services S.A., Geneva, at a gross charter rate of US$11,650 per day minus a 5% commission paid to third parties, for a period of minimum eleven (11) months to about fifteen (15) months. The charter commenced yesterday.
This employment is anticipated to generate approximately US$3.84 million of gross revenue for the minimum scheduled period of the time charter.
Including the newly delivered m/v New Orleans, Diana Shipping Inc.'s fleet currently consists of 42 dry bulk vessels (2 Newcastlemax, 13 Capesize, 3 Post-Panamax, 4 Kamsarmax and 20 Panamax). The Company also expects to take delivery of one Capesize dry bulk vessel by mid-November 2015, one new-building Newcastlemax dry bulk vessel during the second quarter of 2016, as well as one new-building Kamsarmax dry bulk vessel and one new-building Newcastlemax dry bulk vessel during the third quarter of 2016. As of today, the combined carrying capacity of the Company's fleet, excluding the four vessels not yet delivered, is approximately 4.8 million dwt with a weighted average age of 7.3 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

	Fleet Employment Profile (As of November 12, 2015)
	Currently Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	20 Panamax Bulk Carriers
1	DANAE	A	$7,650	3.75%	Glencore Grain B.V., Rotterdam	16-Jan-15	16-Dec-15 - 16-Mar-16	1
	2001 75,106
2	DIONE	A	$9,250	5.00%	RWE Supply & Trading GmbH, Essen	12-Sep-14	26-Nov-15 - 27-Feb-16	2
	2001 75,172
3	NIREFS	A	$7,500	5.00%	Glencore Grain B.V., Rotterdam	25-Dec-14	25-Nov-15 - 25-Feb-16	3
	2001 75,311
4	ALCYON	A	$7,750	5.00%	EDF Trading Limited, UK	21-Dec-12	6-Aug-15	4,5
			$7,600	5.00%	Transgrain Shipping B.V., Rotterdam	22-Aug-15	22-Apr-16 - 22-Jul-16
	2001 75,247
5	TRITON	A	$9,250	5.00%	Glencore Grain B.V., Rotterdam	24-Oct-14	6-Oct-15	6
			$6,800	5.00%		28-Oct-15	13-Sep-16 - 28-Dec-16
	2001 75,336
6	OCEANIS	A	$7,200	5.00%	Glencore Grain B.V., Rotterdam	11-May-15	22-Feb-16 - 22-May-16
	2001 75,211
7	THETIS	B	$8,300	5.00%	EDF Trading Limited, UK	1-Sep-13	14-Jul-15
			$7,000	5.00%	Norden A/S, Copenhagen	14-Jul-15	14-Jun-16 - 14-Sep-16
	2004 73,583
8	PROTEFS	B	$6,250	5.00%	Glencore Grain B.V., Rotterdam	3-Apr-15	3-Mar-16 - 3-Jun-16
	2004 73,630
9	CALIPSO	B	$6,000	5.00%	China Shipping Bulk Carrier Co., Ltd., Hong Kong	9-Jun-15	9-Apr-16 - 9-Aug-16
	2005 73,691
10	CLIO	B	$4,500	5.00%	Jaldhi Overseas Pte Ltd, Singapore	1-Jun-15	4-Aug-15
			$6,500	5.00%	Transgrain Shipping B.V., Rotterdam	4-Aug-15	4-May-16 - 4-Aug-16
	2005 73,691
11	NAIAS	B	$8,500	5.00%	Bunge S.A., Geneva	3-Sep-14	12-Jul-15
			$6,800	4.75%	Cargill International S.A., Geneva	12-Jul-15	12-May-16 - 12-Aug-16
	2006 73,546
12	ARETHUSA	B	$7,100	5.00%	Glencore Grain B.V., Rotterdam	5-Mar-15	5-Feb-16 - 5-May-16
	2007 73,593
13	ERATO	C	$7,100	5.00%	Glencore Grain B.V., Rotterdam	9-Mar-15	9-Feb-16 - 9-May-16
	2004 74,444
14	CORONIS	C	$5,300	5.00%	Norvic Shipping North America Inc., Toronto	29-May-15	3-Jul-15
			$6,500	5.00%	Sandgate Maritime Ltd	3-Jul-15	3-Apr-16 - 3-Jul-16
	2006 74,381
15	MELITE	D	$7,250	5.00%	Glencore Grain B.V., Rotterdam	29-Jan-15	13-Oct-15
			$7,250	4.75%	Cargill International S.A., Geneva	13-Oct-15	13-Sep-16 - 13-Dec-16
	2004 76,436
16	MELIA	D	$7,050	5.00%	Bunge S.A., Geneva	19-May-15	24-Oct-15
			$7,200	5.00%	Nidera S.P.A., Roma	24-Oct-15	24-Nov-16 - 24-Feb-17
	2005 76,225
17	ARTEMIS		$9,375	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	26-Aug-13	17-Jul-15	7
			$7,500	5.00%	China Shipping Bulk Carrier Co., Ltd., Hong Kong	16-Aug-15	16-May-16 - 16-Aug-16
	2006 76,942
18	LETO		$7,100	4.75%	Cargill International S.A., Geneva	19-Jun-15	4-Sep-16 - 3-Jan-17
	2010 81,297
19	CRYSTALIA	E	$15,800	5.00%	Glencore Grain B.V., Rotterdam	21-Feb-14	29-Aug-15
			$9,000	5.00%		29-Aug-15	29-Jun-16 - 29-Sep-16
	2014 77,525
20	ATALANDI	E	$8,000	5.00%	Glencore Grain B.V., Rotterdam	21-May-15	21-Mar-16 - 21-Jun-16
	2014 77,529

	4 Kamsarmax Bulk Carriers
21	MAIA	F	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	29-Sep-14	14-Nov-15	8
			$7,500	5.00%		14-Nov-15	14-Apr-17 - 14-Jul-17
	2009 82,193
22	MYRSINI	F	$8,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	18-Feb-15	18-Dec-15 - 18-Apr-16	9
	2010 82,117
23	MEDUSA	F	$7,450	4.75%	Clearlake Shipping Pte. Ltd., Singapore	2-Jun-15	2-Apr-16 - 2-Aug-16	9
	2010 82,194
24	MYRTO	F	$9,850	5.00%	Glencore Grain B.V., Rotterdam	5-Jan-15	5-Dec-15 - 5-Mar-16
	2013 82,131
	3 Post-Panamax Bulk Carriers
25	ALCMENE		$6,750	5.00%	ADM International Sarl, Rolle, Switzerland	13-May-15	13-Feb-17 - 2-Jun-17
	2010 93,193
26	AMPHITRITE	G	$11,300	5.00%	Bunge S.A., Geneva	15-Aug-14	15-Jul-15
			$7,700	5.00%		15-Jul-15	30-Apr-17 - 30-Aug-17
	2012 98,697
27	POLYMNIA	G	$7,500	5.00%	Vroon Dry Cargo Chartering B.V., Breskens	17-Jan-15	24-Nov-15 - 17-Feb-16	2,10
	2012 98,704
	14 Capesize Bulk Carriers
28	NORFOLK		$10,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	4-Mar-15	4-Apr-16 - 4-Aug-16	9
	2002 164,218
29	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235
30	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17
	2005 177,243
31	SALT LAKE CITY		BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	7-Nov-16 - 7-Feb-17
	2005 171,810
32	SIDERIS GS	H	$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Feb-15	22-Dec-15 - 22-Apr-16
	2006 174,186
33	SEMIRIO	H	$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	20-Feb-15	20-Feb-16 - 20-Jun-16
	2007 174,261
34	BOSTON	H	$14,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	24-Aug-13	9-Aug-15	9
			$13,000	4.75%		9-Aug-15	25-May-17 - 24-Oct-17
	2007 177,828
35	HOUSTON	H	$12,750	5.00%	RWE Supply & Trading GmbH, Essen	4-Jan-15	4-Jan-16 - 4-Apr-16
	2009 177,729
36	NEW YORK	H	$12,850	4.75%	Clearlake Shipping Pte. Ltd., Singapore	17-Dec-14	17-Feb-16 - 17-Jun-16	9
	2010 177,773
37	CHURCHILL BULKER	I	-	-	-	-	- - -	11
	(tbr. SEATTLE)
	2011 179,362
38	P. S. PALIOS	I	$18,350	5.00%	RWE Supply & Trading GmbH, Essen	3-Dec-13	18-Sep-15
			$13,000	5.00%		18-Sep-15	31-Dec-16 - 31-Mar-17
	2013 179,134
39	G. P. ZAFIRAKIS	J	$25,250	5.00%	RWE Supply & Trading GmbH, Essen	23-Aug-14	14-Feb-16 - 23-Jun-16
	2014 179,492
40	SANTA BARBARA	J	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	13-Jan-15	13-Dec-15 - 13-Jan-16	2
	2015 179,426
41	NEW ORLEANS		$11,650	5.00%	SwissMarine Services S.A., Geneva	11-Nov-15	11-Oct-16 - 26-Feb-17
	2015 180,960

	2 Newcastlemax Bulk Carriers
42	LOS ANGELES	K	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15 - 9-Jan-16	2
	2012 206,104
43	PHILADELPHIA	K	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	17-Jan-16 - 17-Jul-16
	2012 206,040
	3 Vessels Under Construction
44	HULL DY6006		-	-	-	-	- - -	12
	2016 82,000
45	HULL H2548	L	-	-	-	-	- - -	12
	(tbn. SAN FRANCISCO)
	2016 208,500
46	HULL H2549	L	-	-	-	-	- - -	12
	(tbn. NEWPORT NEWS)
	2016 208,500

*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
****	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1	Vessel off-hire for drydocking from September 13, 2015 to October 6, 2015.
2	Based on latest information.
3	Vessel off-hire for drydocking from August 9, 2015 to August 21, 2015.
4	In May 2015, owners and charterers mutually agreed to extend the maximum redelivery date.
5	Vessel on scheduled drydocking from August 6, 2015 to August 22, 2015.
6	Vessel on scheduled drydocking from October 6, 2015 to October 28, 2015.
7	Vessel on scheduled drydocking from July 17, 2015 to August 16, 2015.
8	Estimated date.
9	Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
10	Charter includes a one time gross ballast bonus payment of US$237,500.
11	Expected date of delivery to the Company by mid-November 2015.
12	Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues	$38,852	$45,147	$119,427	$129,442
Voyage expenses	3,053	2,568	12,105	7,207
Vessel operating expenses	21,573	21,997	64,695	64,587
Net income / (loss)	(17,396)	7,742	(42,216)	(4,033)
Net income / (loss) attributed to common stockholders	(18,838)	6,300	(46,543)	(7,671)
FLEET DATA
Average number of vessels	41.0	38.4	40.4	37.5
Number of vessels	41.0	39.0	41.0	39.0
Weighted average age of vessels	7.5	6.8	7.5	6.8
Ownership days	3,772	3,537	11,030	10,234
Available days	3,695	3,463	10,798	10,120
Operating days	3,691	3,454	10,697	10,063
Fleet utilization	99.9%	99.7%	99.1%	99.4%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$9,688	$12,295	$9,939	$12,079
Daily vessel operating expenses (2)	$5,719	$6,219	$5,865	$6,311

_____________________
(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.
(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, November 12, 2015.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13624218.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

REVENUES:
Time charter revenues	$38,852	$45,147	$119,427	$129,442

EXPENSES:
Voyage expenses	3,053	2,568	12,105	7,207
Vessel operating expenses	21,573	21,997	64,695	64,587
Depreciation and amortization of deferred charges	19,274	17,998	56,538	52,212
General and administrative expenses	5,977	6,203	17,874	18,736
Management fees to related party	85	-	85	-
Foreign currency gain	(77)	(130)	(558)	(280)
Operating loss	(11,033)	(3,489)	(31,312)	(13,020)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(4,791)	(2,198)	(10,684)	(6,261)
Interest and other income	834	899	2,635	2,742
Income from derivative instruments	-	-	-	68
Income / (loss) from equity method investments	(2,406)	12,530	(2,855)	12,438
Total other income / (expenses), net	(6,363)	11,231	(10,904)	8,987

Net Income / (loss)	(17,396)	$7,742	$(42,216)	$(4,033)

Dividends on series B preferred shares	(1,442)	(1,442)	(4,327)	(3,638)

Net income / (loss) attributed to common stockholders	(18,838)	6,300	(46,543)	(7,671)

Earnings / (loss) per common share, basic and diluted	$(0.24)	$0.08	$(0.59)	$(0.09)

Weighted average number of common shares, basic	79,562,705	81,745,223	79,462,836	81,864,186

Weighted average number of common shares, diluted	79,562,705	82,065,783	79,462,836	81,864,186

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net income / (loss)	$(17,396)	$7,742	$(42,216)	$(4,033)
Comprehensive income / (loss)	$(17,396)	$7,742	$(42,216)	$(4,033)

CONDENSED CONSOLIDATED BALANCE SHEET DATA (unaudited)
(in thousands of U.S. Dollars)

	September, 30, 2015	December 31, 2014
ASSETS

Cash and cash equivalents	$242,520	$218,901
Other current assets	19,829	19,333
Advances for vessels under construction and acquisitions and other vessel costs	38,275	29,500
Vessels' net book value	1,387,553	1,373,133
Other fixed assets, net	23,585	23,887
Due from related parties, non-current	45,000	50,866
Equity method investment and joint venture.	64,764	67,546
Other non-current assets	5,952	3,956
Total assets	$1,827,478	$1,787,122

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt, net of deferred financing costs, current	$54,179	$98,092
Long-term debt, net of current portion and deferred financing costs, non-current	532,819	405,522
Other non-current liabilities	1,312	1,282
Total stockholders' equity	1,239,168	1,282,226
Total liabilities and stockholders' equity	$1,827,478	$1,787,122

OTHER FINANCIAL DATA (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Net Cash provided by operating activities	$8,186	$11,610	$22,452	$32,410
Net Cash used in investing activities	(551)	(102,841)	(77,418)	(141,102)
Net Cash provided by/(used in) financing activities	$(39,866)	$(16,699)	$78,585	$69,235